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                              October 3, 2023

       Ting Kin Cheung
       Chief Executive Officer
       Plutus Financial Group Limited
       8/F, 80 Gloucester Road
       Wan Chai, Hong Kong

                                                        Re: Plutus Financial
Group Limited
                                                            Amendment No. 6 to
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted September
15, 2023
                                                            CIK No. 0001933021

       Dear Ting Kin Cheung:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 6 to Draft Registration Statement on Form F-1

       Cover Page

   1. Please revise your cover page and make corresponding changes elsewhere in the prospectus to disclose
a fixed price at which the selling stockholders will offer and sell shares until your
shares are listed on a national securities exchange or quoted on the
                                                        OTCQX or OTCQB at which
time they may be sold at prevailing market prices. Refer to
                                                        Item 501(b)(3) of
Regulation S-K. In addition, please clarify whether the primary offering is conditioned upon
receiving approval to list your Ordinary Shares on the Nasdaq Capital
                                                        Market. In this regard,
we note your disclosure that "[t]here is no assurance . . . that the
                                                        Ordinary Shares of
Plutus Group will be trading on Nasdaq Capital Market."
   2. Refer to your response to comment 2. Your revised disclosure on your cover page, in
 Ting Kin Cheung
FirstName   LastNameTing Kin Cheung
Plutus Financial Group Limited
Comapany
October     NamePlutus Financial Group Limited
         3, 2023
October
Page 2 3, 2023 Page 2
FirstName LastName
         your prospectus summary and in your risk factors section specifically highlights the impact to your business if you cannot transfer cash out of Hong Kong but does not similarly highlight the impact if you cannot transfer cash into Hong Kong. Please revise to state here, in your prospectus summary and in your risk factors section that there is no assurance that the PRC government will not intervene or impose restrictions on your ability to transfer cash into China, including Hong Kong, and include a discussion regarding the impact if you cannot transfer cash into Hong Kong. In this regard, we note that on your cover page and in your prospectus summary you include a cross reference to your risk factor that states "[t]here is no assurance that the PRC government will not intervene or impose restrictions on [y]our ability to transfer cash into or out of Hong
         Kong." Please include this risk in your Summary of Significant Risk Factors section along with a cross-reference to the risk factor in your risk factors section.
Margin Financing, page 4

3. We note your response to bullet point four in comment 3. Your disclosure on page 5 indicates there are no financing or other related costs for the margin lending business;
         however, the disclosures on page 26 indicate that the Company derives the funding for its margin financing business from a variety of sources, including funding secured from commercial banks, other licensed financial institutions and other parties as well as financing generated from our business operations. The latter suggests that there may, in fact, be financing or other costs related to margin lending. Please revise to address or clarify this inconsistency.
Selling Stockholders, page 48

4. Please revise your table on page 48 to show the percentage owned by each selling stockholder prior to the completion of the offering.
Analysis of Items with Major Changes on the Consolidated Balance Sheets Balances with related parties, page 72

5. Please revise your disclosures to provide a more detailed and thorough discussion of your relationship with Fund SPC and its subsidiaries. Your revisions should address the following:
             Define and explain what you mean when you say that Plutus Asset Management
                 holds management shares   .
             Discuss what services are provided by the Fund SPC and its subsidiary entities, and how related revenue, expenses, receivable and payable amounts are determined.
             Disclose payment terms for the SPC-related receivables and payables.
             Explain whether you are required to fund the operating expenses of the Fund SPC and / or its subsidiaries. If so, explain why this is the case; if not, explain why you have settled such expenses on behalf of them to date.
             Address how you plan to pay amounts owed to Fund SPC and its subsidiaries
              (HK$20,038,000), given the liquidity levels of the Company at December 31, 2022.
 Ting Kin Cheung
Plutus Financial Group Limited
October 3, 2023
Page 3
Related Party Transactions, page 113

6. Refer to your response to comment 14. Your disclosure on page 114 that "[t]he amount due from Mr. Zhao was mainly resulted from the financial support provided to the
      Company by Mr. Zhao" seems to contradict your disclosure that these are amounts due from Mr. Zhao. Please revise to clarify this disclosure so that it is clear that these are amounts due from Mr. Zhao. In addition, please revise to clarify as to whether these amounts will be paid to you prior to the effectiveness of your registration statement.
       Please contact Marc Thomas at 202-551-3452 or Cara Lubit at 202-551-5909 if you have questions regarding comments on the financial statements and related matters. Please contact
Sonia Bednarowski at 202-551-3666 or Jessica Livingston at 202-551-3448 with any other questions.



                                                            Sincerely,
FirstName LastNameTing Kin Cheung
                                                            Division of
Corporation Finance
Comapany NamePlutus Financial Group Limited
                                                            Office of Finance
October 3, 2023 Page 3
cc:       Joe Laxague, Esq.
FirstName LastName